September 12, 2005

Via Facsimile ((817) 878-3672) and U.S. Mail

Patrick H. O`Neill, Esq.
USHEALTH Group, Inc.
3100 Burnett Plaza, Unit 33
801 Cherry Street
Fort Worth, TX  76102

RE: 	USHEALTH Group, Inc.
	Amended Schedule 13E-3
	Filed September 1, 2005
      File No. 005-34630

Dear Mr. O`Neill:

      We have reviewed the above filing and have the following comment.
Item 13. Financial Statements - Page 32
1. We note you included financial information for the quarter ended
March 31, 2005. Please revise to include the financial information for the period ended June 30, 2005, as required by Item 1010(a)(2) of
Regulation M-A. Please make the necessary corresponding revisions in this section and throughout the schedule.

************************************

      Please amend your Schedule 13E-3 in response to this comment.
You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      Please contact the undersigned at (202) 551-3619 or, in his absence, Christina Chalk, Special Counsel, at (202) 551-3263 with any questions.

							Sincerely,



							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers and
Acquisitions
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Patrick H. O'Neill, Esq.
USHEALTH Group, Inc.
September 12, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE